Exhibit 4 (o)
GUARANTEED MINIMUM DISTRIBUTION III RIDER
TABLE OF CONTENTS

BENEFIT SUMMARY	1

DEFINITION OF TERMS	2

Distribution	2
Distribution Period	2
Exercise Effective Date	2
Forced Distribution	2
Guaranteed Annual Distribution	2
Guaranteed Distribution Basis	2
Guideline Premium Limit	2
Loan Cost Factor	2
Maximum Allowable Distribution	2
Net Accumulated Value	3
Total Premium Amount	3
Total Premium Factor	3

PROVISIONS	3

Rider Charge	3
Exercise Conditions	3
Asset Allocation Requirement	3
Face Amount Requirement	4
Face Amount Change at Exercise	4
Face Amount Reduction after Exercise	4
Calculating the Guaranteed Annual Distribution	4
Order of Distributions	5
How The Maximum Allowable Distribution is Calculated	5
Effect of Distributions	5
Resetting the Rider	6
Reset Charge	6
No-Lapse Credit	7
Reinstatement	7
Tax Qualification as Life Insurance	7
Rider Termination	7
Pacific Life Insurance Company has issued this rider (“Rider”) as a part of the policy to which it is attached (“Policy”) and is effective as of the Policy Date. Please read it carefully. All provisions of the Policy that do not conflict with this Rider apply to this Rider. In the event of any conflict between the provisions of this Rider and the provisions of the Policy, the provisions of this Rider shall prevail over the provisions of the Policy.
The examples provided in this Rider are based on certain hypothetical rates and assumptions. They have been presented to assist in understanding the benefits provided by the Rider.
BENEFIT SUMMARY
This Rider guarantees minimum annual distributions from the Policy’s Accumulated Value over a specified period of time following exercise of the Rider. Exercise of this Rider requires that the Exercise Conditions are satisfied. When the Rider is exercised, the Policy’s Face Amount will be set to an amount less than the Accumulated Value. Therefore at that particular time the death benefit will be equal to the Minimum Death Benefit under the Policy.

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At the time you exercise this Rider, and to keep the Rider in effect thereafter, your Policy’s Accumulated Value must be allocated to the fixed options and/or an eligible asset allocation model established and maintained by us. Some asset allocation models we offer may not be eligible.
The amount and duration of the Distributions depend on the Policy’s Accumulated Value and any Policy Debt as of the Exercise Effective Date. After you exercise the Rider, the Policy is guaranteed not to lapse as long as there have been no Distributions in excess of the Maximum Allowable Distribution. The Rider benefits are described in the Rider Provisions. There is a charge for this Rider, before and after exercise.
DEFINITION OF TERMS
In this section, we define certain terms used throughout this Rider. Other terms may be defined in other parts of the Rider. Defined terms are usually capitalized to provide emphasis. The terms defined in the Policy will have the same meaning when used in this Rider.
Distribution — For purposes of this Rider, a Distribution is a payment from the Policy’s Accumulated Value to you, or to a person you designate. Distributions will include any withdrawals and/or loans that you request, as well as any Forced Distributions.
Distribution Period — The Distribution Period is the period of time you may take Distributions under this Rider. It begins with the Exercise Effective Date and ends at the earlier of Rider termination or the Maximum Distribution Age shown in the Policy Specifications.
Exercise Effective Date — The Exercise Effective Date is the date that you exercise this Rider. To exercise this Rider you must send us a Written Request. The Exercise Effective Date will be the Monthly Payment Date on or next following the date we receive your Written Request or, if later, the date all Exercise Conditions have been met.
Forced Distribution — A Forced Distribution is a withdrawal or distribution that is required in order to maintain the Policy’s qualification as a life insurance contract under federal tax law. This can result from certain Policy changes including, but not limited to, a reduction in Face Amount. Forced Distributions can begin at the time of the reduction or at a later date, and will continue annually as required (see Tax Qualification as Life Insurance).
Guaranteed Annual Distribution — The Guaranteed Annual Distribution is the amount we guarantee you may take as a Distribution each Policy Year during the Distribution Period. If you take an amount greater than the Guaranteed Annual Distribution in any policy year during the Distribution Period, the Guaranteed Annual Distribution for subsequent years will be reduced (see Effect of Distributions.)
Guaranteed Distribution Basis — The Guaranteed Distribution Basis is calculated on the Exercise Effective Date or on the Reset Effective Date if the Rider is reset (see Resetting the Rider). The Guaranteed Distribution Basis is equal to the Net Accumulated Value on the calculation date prior to any distributions, reduced by an amount equal to the Policy Debt on the calculation date multiplied by the Loan Cost Factor.
Guideline Premium Limit — The Guideline Premium Limit is described in your Policy and determines the maximum cumulative premiums that can be paid into your Policy at any time and still maintain the Policy’s qualification as a life insurance contract under federal tax law.
Loan Cost Factor — The Loan Cost Factor varies by policy year and is shown in the Policy Specifications. It is used to determine the Guaranteed Distribution Basis and the Maximum Allowable Distribution.
Maximum Allowable Distribution — The Maximum Allowable Distribution is the largest permitted distribution amount that you can take from the Policy and still keep this Rider in effect (see How the Maximum Allowable Distribution is Calculated).

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Net Accumulated Value — The Net Accumulated Value is the Policy’s Accumulated Value less any Policy Debt.
Total Premium Amount — The Total Premium Amount at any time is equal to the sum of the cumulative premiums paid, less all Forced Distributions, and less the amount of any other withdrawal or distribution from the Policy that is not includible in gross income according to federal tax law. We reserve the right to adjust this amount as needed to conform to the federal tax rules relating to this Policy’s tax qualification as a life insurance contract. The Total Premium Amount is the amount we compare against the Guideline Premium Limit to maintain the Policy’s tax qualification, and we also use this amount to determine whether the Exercise Conditions are satisfied.
Total Premium Factor — The Total Premium Factor varies by policy year and is shown in the Policy Specifications. It is used to determine whether the Exercise Conditions are satisfied.
PROVISIONS
Rider Charge — There is a monthly charge for this Rider until the Maximum Distribution Age. The amount of the charge varies depending on whether or not the Rider has been exercised. The Rider Charge and the Maximum Distribution Age are shown in the Policy Specifications.
Exercise Conditions — To exercise the Rider, each of the following conditions must be satisfied as of the Exercise Effective Date, based on your Policy’s values immediately prior to exercise. Similarly, to reset the Rider, each of the following conditions must be satisfied as of the Reset Effective Date:
1.	The Insured must be at least Age 65 and less than Age 100.

2.	Any rated Risk Class must have expired.

3.	The Death Benefit Option must be Option A.

4.	The policy year must be policy year 11 or later.

5.	The Policy must not be a Modified Endowment Contract.

6.	For variable policies only, the Policy must satisfy the Asset Allocation Requirement.

7.	The Policy must satisfy the Face Amount Requirement.

8.	The Total Premium Amount must not be greater than the Accumulated Value times the Total Premium Factor.

9.	There must not be any riders in effect with regularly scheduled charges, other than this Rider and any term insurance rider on the primary Insured.

10.	There must not be any automatic increases in term insurance coverage on the Insured under Policy riders scheduled to take effect after exercise of the Rider.
If a Policy change is necessary to satisfy the Exercise Conditions, you must make a Written Request for any such change before you can exercise the Rider.
Asset Allocation Requirement — To exercise this Rider and to keep it in effect after exercise, any allocation of the Policy’s Accumulated Value to the Variable Options must be done under an asset allocation model (“Model”) of an asset allocation program established and maintained by us. You may also allocate any portion of the Policy’s Accumulated Value to any allowable Fixed Option available under the Policy. Some Models we offer are not eligible under this requirement and, if used after Rider exercise, will cause the Rider to terminate. You may contact us to find out what Models are available at any given time for the purpose of this requirement.
Asset allocation is the allocation of Net Premium among asset classes and involves decisions about which asset classes should be selected and how much of the Policy’s Accumulated Value should be allocated to each asset class. The theory of asset allocation is that diversification among asset classes can help reduce volatility over the long-term.
You need to determine which Model is best suited to your financial needs, investment time horizon, and willingness to accept investment risk. You should periodically review these factors with your registered

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representative to determine if you should change Models to keep up with changes in your personal circumstances.
At the time you select a Model, the Variable Accumulated Value will be allocated according to that Model. Subsequent Net Premiums will also be allocated accordingly, unless otherwise instructed by you in writing. If any allocation is made to a Variable Option other than under an eligible Model, this Rider will terminate and no further benefits will be provided by the Rider.
Each Model is evaluated periodically (generally, annually) to assess whether the combination of Variable Options within each Model should be changed to better seek to optimize the potential return for the level of risk tolerance intended for the Model. As a result of the periodic analysis, each Model may change and Variable Options may be added to a Model (including Variable Options not currently available), or deleted from a Model, as a result of the annual analysis. This means your allocations, and potentially the underlying Variable Options, may change and your Variable Accumulated Value may be rebalanced. The Accumulated Value and any subsequent Net Premiums will be automatically allocated each year in accordance with any new allocation percentage or any added Variable Option as a result of such analysis.
Face Amount Requirement — A must be greater than B, where:
A = the Accumulated Value multiplied by the Face Amount Factor shown in the Policy Specifications; and
B = the minimum Face Amount such that after exercise:
•	projected cumulative Forced Distributions for any policy year do not exceed the Guaranteed Annual Distribution for that policy year, and

•	based on our most recent determination, the Guideline Premium Limit would remain greater than zero at all times prior to Age 100.
In the event that A is not greater than B when you request to exercise the Rider, you will not be allowed to exercise at that time. You may meet this requirement at a later date if your Policy’s Accumulated Value increases as a result of additional premium payments or positive investment performance. If so, and provided all other Exercise Conditions are met, you may exercise the Rider at that time.
Face Amount Change at Exercise — Upon exercise, the Policy’s Face Amount will be set to the greater of B (as defined in Face Amount Requirement above) and 50% of the Accumulated Value, unless such change would result in a reduction that would cause the Policy to become a Modified Endowment Contract. In this case, the Rider cannot be exercised until such time as the required change in Face Amount can be effected without causing the Policy to become a Modified Endowment Contract.
Face Amount Reduction after Exercise — Once you exercise this Rider, the Policy’s Face Amount will thereafter be subject to the following additional provisions:
•	upon any withdrawal, we will limit any reduction in Face Amount, to the extent that either (1) any projected cumulative amount of Forced Distributions for any year would exceed the Guaranteed Annual Distribution (as it may have been recalculated upon the withdrawal) as of the withdrawal date, or (2) the Guideline Premium Limit, based on our determination at that time, would fail to remain greater than zero at all times prior to Age 100; and

•	if a required reduction in Face Amount, either due to a withdrawal or as otherwise required by this Rider, would cause the Policy to become a Modified Endowment Contract, we will defer the reduction until it will not cause the Policy to become a Modified Endowment Contract; and

•	upon Insured’s Age 100, we will reduce the Policy’s Face Amount so that the Policy’s Death Benefit will thereafter be equal to the Minimum Death Benefit under the Policy. We will set the Face Amount to a minimal amount we establish for this purpose. The Policy’s Face Amount will show on your Policy’s Annual Report.
Calculating the Guaranteed Annual Distribution — On the Exercise Effective Date, the Guaranteed Annual Distribution is equal to the Guaranteed Distribution Basis multiplied by the Annual Distribution Percentage shown in the Policy Specifications, less $88.

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Order of Distributions — Except as you may otherwise instruct by Written Request, and except as may be required by law, each Distribution under this Rider will be taken in the following order:
1) withdrawals, to the extent they are not includible in gross income according to federal tax law;
2) any Forced Distributions, whether includible in gross income or not; and
3) Policy loans.
How The Maximum Allowable Distribution is Calculated —Immediately prior to any Distribution you take, we calculate a Maximum Allowable Distribution. The Maximum Allowable Distribution equals:
the greater of (A — B) or [ C — D — the greater of (E x {C — F}) or ( {H — 5} ÷ 100 x {G — C + F} ) ], where:
A = Guaranteed Annual Distribution;
B = Total Distributions taken in the current policy year determined immediately prior to the calculation;
C = Accumulated Value immediately prior to the calculation;
D = Policy Debt immediately prior to the calculation;
E = Loan Cost Factor for the policy year as shown in the Policy Specifications;
F = Total Premium Amount immediately prior to calculation;
G = the Policy Face Amount;
H = Insured’s Age at time of calculation.
Contact us to find out your Policy’s current Maximum Allowable Distribution.
Example — Here is a hypothetical example to illustrate the calculation of the Maximum Allowable Distribution. Assume the following values for each of the formula elements:

A = a Guaranteed Annual Distribution of	$4,500
B = total Distributions taken in the current policy year of	$2,000
C = Accumulated Value of	$120,000
D = a Policy Debt of	$0
E = the Loan Cost Factor for the policy year of	5.00%
F = Total Premium Amount of	$20,000
G = Policy Face Amount of	$100,000
H = Insured’s Age of	70
The Maximum Allowable Distribution is $115,000, which is the greater of:
$2,500 { = $4,500 — $2,000}; and,
$115,000 { = $120,000 — $0 — greater of [ 5.00% x ($120,000 — $20,000) ] or [ (70 — 5) ÷ 100 x ($100,000 — $120,000 + $20,000) ] }
If the Policy had an Accumulated Value of $2,500, the Maximum Allowable Distribution is $2,500, which is the greater of:
$2,500 ( = $4,500 — $2,000); and,
-$73,875 { = $2,500 — $0 — greater of [ 5.00% x ($2,500 — $20,000) ] or [ (70 — 5) ÷ 100 x
($100,000 — $2,500 + $20,000) ] }
If the Policy had an Accumulated Value of $120,000 but a Total Premium Amount of $80,000 the Maximum Allowable Distribution is $81,000, which is the greater of:
$2,500 ( = $4,500 — $2,000); and,
$81,000 { = $120,000 — $0 — greater of [ 5.00% x ($120,000 — $80,000) ] or [ (70 — 5) ÷ 100 x ($100,000 — $120,000 + $80,000) ] }
Effect of Distributions — As long as the Distributions in each policy year do not exceed the Guaranteed Annual Distribution, the Guaranteed Annual Distribution will be unchanged.
When Guaranteed Annual Distribution Is Exceeded — If the Distributions in any policy year exceed the Guaranteed Annual Distribution, but do not exceed the Maximum Allowable Distribution, the Guaranteed Annual Distribution will be reduced. In such case, the reduced Guaranteed Annual

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Distribution will be effective immediately and will apply for future policy years. The reduced Guaranteed Annual Distribution will be equal to the Guaranteed Annual Distribution before reduction multiplied by
(A — B) divided by (A — C), where:
A = Maximum Allowable Distribution;
B = Current Distribution taken; and
C = Guaranteed Annual Distribution minus the total Distributions already taken in current Policy Year, but not less than zero.
Example — Here is a hypothetical example to illustrate how exceeding the Guaranteed Annual Distribution can result in a reduction in future Guaranteed Annual Distributions. Assume:

Guaranteed Annual Distribution =	$1000
Maximum Allowable Distribution =	$5000
Sum of prior Distributions taken in current policy year =	$0
Assume you take a Distribution of $2000. In this case the Maximum Allowable Distribution is not exceeded, but the Distributions in the current policy year exceed the Guaranteed Annual Distribution. Therefore there is an immediate reduction to the Guaranteed Annual Distribution.
The reduced Guaranteed Annual Distribution = $750 {$1000 x (5000-2000) ÷ (5000-1000)}.
This means that in future policy years the Guaranteed Annual Distribution is limited to $750.
When the Maximum Allowable Distribution Is Exceeded — If a Distribution exceeds the Maximum Allowable Distribution, the Rider will terminate and no further benefit will be provided by the Rider.
Resetting the Rider — You may elect to reset this Rider by Written Request. If you elect to reset the Rider, the Guaranteed Annual Distribution will be recalculated as of the effective date for resetting the Rider (“Reset Effective Date”). The Reset Effective Date will be the policy anniversary on or next following the date we receive your Written Request and the conditions for resetting this Rider are satisfied. The conditions for resetting this Rider are the same as the Exercise Conditions, but determined as of the Reset Effective Date.
Reset Charge — If you reset this Rider before the fifth anniversary of the Exercise Effective Date or the most recent Reset Effective Date and if the Reset Charge Basis is greater than zero, there is a charge to reset this Rider (“Reset Charge”). Any Reset Charge will be deducted from the Accumulated Value. The Reset Charge will not exceed the Reset Charge Rate shown in Policy Specifications multiplied by the Reset Charge Basis as of the Reset Effective Date. The Reset Charge Basis is equal to the Net Accumulated Value plus the total Distributions taken minus the Guaranteed Distribution Basis, all as of the Exercise Effective Date or the most recent Reset Effective Date.
Example — Here is a hypothetical example of the first reset after exercise to illustrate how the Reset Charge is calculated. Assume:
•	the Reset Effective Date = 4 years after the Exercise Effective Date

•	the Net Accumulated Value as of the Reset Effective Date =	$300,000

•	the total Distributions taken since exercise =	$56,000

•	the Guaranteed Distribution Basis at exercise =	$250,000

•	the Reset Charge Rate =	8%
The Reset Charge Basis will be $106,000 {$300,000 + $56,000 — $250,000}.
The maximum Reset Charge deducted from the Accumulated Value prior to calculating the new Guaranteed Annual Distribution will be $8,480 {$106,000 x 8%}.
In the example above, if the Net Accumulated Value were $190,000 on the Reset Effective Date, the Reset Charge would be $0 because the Reset Charge Basis is less than $0:
$190,000 + $56,000 — $250,000 = -$4,000.

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No-Lapse Credit — This Rider has a no-lapse feature after it has been exercised. If the Net Accumulated Value on any Monthly Payment Date after exercise is less than the sum of the Monthly Deduction plus any Guaranteed Annual Distribution not yet taken in the current Policy Year, we will increase your Policy’s Accumulated Value by an amount called the No-Lapse Credit. For variable life policies, this amount will be applied to the Fixed LT Account. For non-variable life policies, this amount will be applied to the Fixed Account. The monthly No-Lapse Credit is equal to A + B, where:
A = the Monthly Deduction for the current policy month plus the difference between the interest charged on any Policy loan and the interest credited on the Loan Account, and
B = the Guaranteed Annual Distribution not yet taken, upon the first occurrence of this No-Lapse Credit, the full Guaranteed Annual Distribution on any subsequent policy anniversary, and zero on any other date.
For variable policies only, once a No-Lapse Credit has been applied to your Policy’s Fixed LT Account, any transfer from the Fixed LT Account will terminate this Rider.
Reinstatement — If the Policy lapses before the Rider has been exercised, and the Policy is later reinstated, the Rider will also be reinstated. If the Policy lapses after the Rider has been exercised, and the Policy is later reinstated, the Rider will not be reinstated.
Tax Qualification as Life Insurance — The Policy is intended to qualify as a life insurance contract for federal tax purposes, and the death benefit under this Policy is intended to qualify for federal income tax exclusion. Further, the Policy is intended to qualify as a life insurance contract that is not a Modified Endowment Contract for federal tax purposes. To achieve these purposes, the death benefit at all times shall be at least equal to the minimum necessary to maintain any such tax qualification. No provisions of this Rider are intended to reduce any protection provided by any of the Policy’s federal tax qualification provisions. Please see your Policy for related provisions.
Rider Termination — This Rider will terminate on the earliest of:
1.	your Written Request;

2.	termination of the Policy; or

3.	Any of the following, if requested after the Exercise Effective Date:
a.	an increase in the Policy’s Face Amount;

b.	a change in the Death Benefit Option;

c.	any Distribution that exceeds the Maximum Allowable Distribution;

d.	for variable policies only, any transfer from the Fixed LT Account, if prior to such transfer a No-Lapse Credit has been made;

e.	addition of any rider with Policy charges; or

f.	for variable policies only, allocation of any portion of the Accumulated Value to an Investment Option other than a Fixed Option or an eligible Model.
Signed for Pacific Life Insurance Company,

President and Chief Executive Officer	Secretary

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POLICY SPECIFICATIONS
SUMMARY OF COVERAGES EFFECTIVE ON THE POLICY DATE
SECTIONS FOR OTHER COVERAGES

R08GMD	GUARANTEED MINIMUM DISTRIBUTION III RIDER
MONTHLY CHARGE FOR THIS RIDER
	BEFORE EXERCISE OF RIDER:	0.00417% OF NET ACCUMULATED VALUE
	AFTER EXERCISE OF RIDER:	0.04167% OF THE GUARANTEED DISTRIBUTION BASIS
	MAXIMUM DISTRIBUTION AGE:	105
TABLE OF MAXIMUM GUARANTEED RESET CHARGE RATES

YEARS*	RESET CHARGE RATE
0	25%
1	15%
2	12%
3	10%
4	8%
5+	0%
*NUMBER OF YEARS COMPLETED SINCE THE EXERCISE EFFECTIVE DATE OR, IF THE RIDER HAS BEEN RESET, SINCE THE MOST RECENT RESET EFFECTIVE DATE
Page 3.2

POLICY SPECIFICATIONS
GUARANTEED MINIMUM DISTRIBUTION FACTORS

Policy Year	Loan Cost Factor	Annual Distribution Percentage	Total Premium Factor	Face Amount Factor
1-30	N/A	N/A	N/A	N/A
31	7.03%	3.80%	90%	85%
32	6.77%	3.92%	90%	83%
33	6.50%	4.04%	90%	81%
34	6.21%	4.16%	90%	79%
35	5.91%	4.29%	85%	77%
36	5.60%	4.41%	80%	75%
37	5.27%	4.49%	70%	75%
38	4.98%	4.57%	66%	75%
39	4.73%	4.65%	62%	75%
40	4.54%	4.73%	58%	75%
41	4.44%	4.81%	54%	75%
42	4.44%	4.91%	50%	75%
43	4.44%	5.02%	46%	75%
44	4.44%	5.13%	42%	75%
45	4.43%	5.23%	38%	75%
46	4.42%	5.34%	34%	75%
47	4.39%	5.51%	30%	75%
48	4.36%	5.68%	26%	75%
49	4.31%	5.85%	22%	75%
50	4.25%	6.02%	18%	75%
51	4.16%	6.19%	14%	75%
52	4.04%	6.33%	10%	75%
53	3.87%	6.47%	6%	75%
54	3.65%	6.61%	2%	75%
55	3.34%	6.75%	0%	75%
56	2.92%	6.89%	0%	75%
57	2.32%	7.28%	0%	75%
58	1.79%	7.67%	0%	75%
59	1.36%	8.06%	0%	75%
60	1.11%	8.45%	0%	75%
61	1.11%	8.84%	0%	75%
62	1.11%	8.84%	0%	75%
63	1.11%	8.84%	0%	75%
64	1.11%	8.84%	0%	75%
65	1.11%	8.84%	0%	75%
66+	N/A	N/A	N/A	N/A
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